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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CURRENT TECHNOLOGY CORPORATION
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
2310E 10 4
(CUSIP Number)

Copy to:
Keith Denner 5901 Vista Drive West Des Moines, Iowa 50266 (515)226-0000	Christian J. Hoffmann, III QUARLES & BRADY STREICH LANG LLP Renaissance One Two N. Central Avenue Phoenix, Arizona 85004 (602) 229-5200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00808Y09

1	NAMES OF REPORTING PERSONS: Keith Denner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

US

	7	SOLE VOTING POWER:

NUMBER OF		46,133,789*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		46,133,789*

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,133,789*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.37%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*Includes 20,908,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and approximately 10,245,590 shares of Common Stock issuable upon conversion of a convertible promissory note held by the Reporting Person. On the basis of Common Stock actually issued, the Reporting Person owns 14,979,266 shares of Common Stock, representing 18.64% of the class.

Item 1. Security and Issuer
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURE

Item 1. Security and Issuer
     This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed March 28, 2002, Amendment No. 1 filed December 30, 2003, Amendment No. 2 filed March 29, 2005 and Amendment No. 3 filed August 1, 2006 and relates to the common stock, no par value (the “Common Stock”) of Current Technology Corporation, a corporation continued under the Canada Business Corporations Act (the “Company”), with its principal executive offices located at 800 West Pender Street, Suite 530, Vancouver, British Columbia, Canada V6C 2V6.
Item 4. Purpose of Transaction
     This Schedule 13D is being filed pursuant to the January 18, 2007 announcement that the Company and the Reporting Person reached an agreement to restructure (the “Restructure Agreement”) $1,024,559 of Company indebtedness to Reporting Person (the “Debt”). The Debt is represented by a convertible promissory note, the due date of which was extended under the Restructure Agreement to January 9, 2008. Pursuant to the Restructure Agreement, the Reporting Person has the right to convert all or part of the Debt to Common Stock at a conversion price of $0.10 per share. Prior to the Restructure Agreement, the Reporting Person had the right to convert all or part of the Debt to Common Stock at a conversion price of $0.25 per share. The interest rate of 10% on the Debt remained the same. If the Reporting Person were to convert the Debt into Common Stock, the Reporting Person would receive approximately 10,245,590 shares based on the amount of Debt outstanding as of the January 18, 2007 announcement. Additionally, as part of the Restructure Agreement, the Company issued the Reporting Person warrants to purchase an additional 4,000,000 shares of Common Stock, at a purchase price of $0.10 per share, resulting in the Reporting Person holding warrants to purchase a total of 20,908,933 shares of Common Stock.
     Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) As of the close of business on January 18, 2007, Reporting Person’s beneficial ownership of Common Stock was 46,133,789 shares, representing 41.37% of the class. This amount includes 20,908,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and approximately 10,245,590 shares of Common Stock issuable upon conversion of a convertible promissory note held by the Reporting Person. On the basis of Common Stock actually issued, Reporting Person owns 14,979,266 shares, representing 18.64% of the class. Percentage ownership responses set forth herein are based on the representation of the Company that, as of June 30, 2006, there were 80,372,023 shares of Common Stock issued and outstanding. The number of shares of Common Stock owned by the Reporting Person would be reduced by 3,000,000 if the option granted by the Reporting Person to Robert Kramer and Anne Kramer, jointly, to purchase 3,000,000 shares of Common Stock owned by the Reporting Person at a price of $0.38 per share on or before July 5, 2008, was exercised.
     (b) The responses of the Reporting Person to Items 7 through 10 on the cover page are incorporated herein by reference. All responses reflected the beneficial ownership as of January 18, 2007.
     (c) On January 18, 2007, Reporting Person and the Company jointly announced the restructuring of the $1,024,559 indebtedness of the Company to the Reporting Person, which includes the issuance to the Reporting Person of warrants to purchase an additional 4,000,000 shares of Common Stock and a change in the Reporting Person’s conversion price for the Debt from $0.25 to $0.10.
     (d) Not applicable.
     (e) Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 9, 2007	/s/ Keith Denner
Keith Denner